MICROPHASE CORPORATION

100 Trap Falls Road Extension
Shelton, Connecticut 06484

September 26, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Amanda Ravitz, Assistant Director

	Re:	Microphase Corporation
Registration Statement on Form S-1
File No. 333-212712

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Microphase Corporation (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-212712), first filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2016, as subsequently amended on October 12, 2016 and December 1, 2016, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company does not believe that present market conditions will permit it to complete the offering as originally intended. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Marc Ross, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Marc Ross at (212) 930-9700.

Microphase Corporation

By: /s/ Amos Kohn
Amos Kohn, Chief Executive Officer